Sheet1

PASSED	FUNDS	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
7/25/00	ML Emerging Markets Debt Fund (formerly Americas Income Fund)
item #'s	For All	4,375,518	98.01	93.72	3,935,163	88.14	84.29
2 & 3	Against	16,699	0.37	3.5	180,100	4.03	3.85
	Abstain	72,115	1.61	1.54	349,069	7.81	7.47
	Broker Non Vote

Last Updated on 02/21/2001
By MLMAG